[redacted]

08000433

TRILOGY
ENERGY TRUST

1400, 332 6TH AVE. SW, CALGARY, ALBERTA, T2P 0B2
PHONE: (403) 290-2900 FAX: (403) 263-8915

January 16, 2008

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

Dear Sir or Madam:

Re: Trilogy Energy Trust (the "Trust")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34876

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we submit the following documents:

1. News Release Dated January 15, 2008

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (403) 290-2917 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,
TRILOGY ENERGY TRUST
by its Administrator
Trilogy Energy Ltd.

Gail L. Yester
Corporate Secretary

GLY/kp
Enclosures

File No. 82-34786

TRILOGY ENERGY TRUST
Calgary, Alberta

January 15, 2008

NEWS RELEASE: TRILOGY ENERGY TRUST ANNOUNCES JANUARY DISTRIBUTION

Trilogy Energy Trust ("Trilogy" or the "Trust") (TSX – TET.UN) announces that its cash distribution for January 2008 will be $0.07 per Trust Unit. The distribution is payable on February 15, 2008 to unitholders of record on January 31, 2008. The ex-distribution date is January 29, 2008. The Trust expects to make monthly distributions of $0.07 per Trust Unit for the foreseeable future, based on current commodity price forecasts for petroleum and natural gas, current production forecasts, expected participation in the Trust's Distribution Reinvestment Plan and assumptions regarding royalties and expenses.

About the Trust

Trilogy is a petroleum and natural gas-focused Canadian energy trust. Trilogy's Trust Units are listed on the Toronto Stock Exchange under the symbol "TET.UN".

Forward-looking Information

This news release contains statements concerning distributions to be paid by the Trust and the amount and timing thereof, how distribution levels are set and 2008 forecast production for Trilogy. Such forward-looking statements or information are based on a number of assumptions, including those set forth in this press release, which may prove to be incorrect.

Although the Trust believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Trust can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Trust and described in the forward-looking statements or information. These risks and uncertainties include but are not limited to: volatility of oil and gas prices, fluctuations in currency and interest rates, risks inherent in the Trust's operations, the Trust's ability to access external sources of debt and equity capital, the Trust's ability to enter into or renew leases, imprecision in estimating the timing, costs and levels of production, the results of exploration, development and drilling, the Trust's ability to secure adequate product processing and transportation, the Trust's ability to retain and attract qualified personnel, uncertainty in the amounts and timing of royalty payments, imprecision in estimates of product sales, changes in the Trust's capital expenditure levels and plans, changes in environmental and other regulations or the interpretation of such regulations, weather and general economic and business conditions.

The forward-looking statements or information contained in this news release are made as of the date hereof and the Trust undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

For further information, please contact:

J.H.T. (Jim) Riddell, President and Chief Executive Officer
M.G. (Mike) Kohut, Chief Financial Officer
J. B. (John) Williams, Chief Operating Officer

Trilogy Energy Trust
c/o Trilogy Energy Ltd.
#1400, 332 – 6th Avenue S.W.
Calgary, Alberta T2P 0B2
Phone: (403) 290-2900
Fax: (403) 263-8915

END